UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PROFESSIONAL DIVERSITY NETWORK, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74312Y301

(CUSIP Number)

Xin He

+1 312 614 0950

55 East Monroe Street

Chicago, IL 60603

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. § 240.13d-1(e), 17 C.F.R. § 240.13d-1(f), or 17 C.F.R. § 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xin He
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization People’s Republic of China
7.	Sole Voting Power 1,280,938
8.	Shared Voting Power
9.	Sole Dispositive Power 1,280,938
10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,938
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row 10.04% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Shares”), of PROFESSIONAL DIVERSITY NETWORK, INC., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 55 East Monroe Street, Suite 2120, Chicago, Illinois 60603, USA. The Shares are listed on the NASDAQ market under the trading symbol “IPDN”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)	This Schedule 13D is being field on behalf of Xin He (the “Reporting Person”).

(b)	The business address of the Reporting Person is 55 East Monroe Street, Suite 2120, Chicago, Illinois 60603.

(c)	Present principal occupation or employment of the Reporting Person is Chief Executive Officer of the Issuer.

(d)	The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Available net assets were used to purchase the shares of Common Stock referred to in this Schedule 13D. The total amount of the funds used to make the purchase described in Item 5 was $495,000.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On June 28, 2024, the Issuer entered into a stock purchase agreement (the “Agreement”) with Eighty-eight Investment LLC, a Delaware limited liability company wholly owned and controlled by the Reporting Person, the Issuer’s Chief Executive Officer. The Agreement provided for the purchase by Mr. He of 1,000,000 shares of the Issuer’s common stock at a purchase price of $0.495 per share (the “Purchase Price”), resulting in aggregate proceeds to the Company of $495,000. The Purchase Price represented the last consolidated closing bid price on the Nasdaq Capital Market prior to the execution of the Agreement, in accordance with the requirements of Nasdaq Listing Rule 5635(c) and applicable Nasdaq interpretations. The shares of stock were issued pursuant to an exemption from registration under the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and Regulation D thereunder.

In connection with the investment, the Agreement requires the Issuer to use its reasonable best efforts to nominate or appoint (or cause to be nominated or appointed) one designee of the Reporting Person to the Issuer’s Board of Directors promptly after the identification of such designee, and to include such designee in any proxy statement of the Issuer soliciting proxies for the election of directors, for so long as the Reporting Person beneficially owns at least five percent (5%) of the Issuer’s common stock, subject to such nominee providing certain information to the Issuer and certain other conditions. As of the date of this Current Report on Schedule 13D, the Reporting Person has not identified a board designee.

The terms of the transaction were reviewed and approved by the Issuer’s Board of Directors, consisting solely of independent directors, in accordance with the Issuer’s policy on review and approval of transactions with “related persons” within the meaning of Item 404 of Regulation S-K.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is incorporated by reference as Exhibit and is incorporated herein by reference.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to his investment in the Issuer as he deems appropriate. These actions may include, without limitation: (i) subject to the terms of the Agreement, acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of his Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Mr. He currently serves as the Chief Executive Officer of the Issuer and, in connection with such role, may consider such activities referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

The percentages of ownership indicated in this Schedule 13D are calculated based on 12,759,062 Shares of Common Stock, par value $0.01 per share, reported as outstanding as of June 30, 2024 (the “Record Date”), in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, as filed with the United States Securities and Exchange Commission on May 15, 2024.

As of the date of this Schedule 13D, the Reporting Person collectively held an aggregate of 1,280,938 Shares, constituting approximately 10.04% of the Issuer’s outstanding Shares as of the Record Date.

(b)	To the best knowledge of the Reporting Person, except as disclosed in this Schedule 13D, none of the Reporting Person has effected any transactions relating to the Shares during the past 60 days.

(c)

To the knowledge of the Reporting Person, other than as herein disclosed, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Ordinary Shares.

(d)	– (e ) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:

The information in Item 4 is incorporated herein by reference.

The Agreement is incorporated by reference as Exhibit and is incorporated herein by reference.

Item 7.         Materials to be Filed as Exhibits.

Exhibit – Form 8-K, Item 3.02 Unregistered Sales of Equity Securities, filed on July 1,2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Xin He	July 17, 2024
Name:	Xin He

Exhibit –

https://investor.prodivnet.com/all-sec-filings#document-2811-0001437749-24-021640